Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2012

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Jun. 30,	Dec. 31,
	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		$710,061	$899,077
Trade and other receivables	8	54,886	40,309
Inventories	9	66,091	77,150
Prepaid expenses and other current assets		10,470	13,964
Other financial assets	10	994	3,112
Taxes receivable	15d	59,387	4,352
Assets held for sale	5	5,490	—
		907,379	1,037,964
Prepaid expenses		894	1,227
Inventories	9	5,509	5,721
Receivables	8	14,715	5,212
Other financial assets	10	65,982	102,193
Intangible assets		12,683	11,872
Property, plant and equipment	11	1,426,272	1,203,045
Goodwill		68,319	68,246
Deferred tax assets	15b	13,062	13,340
		$2,514,815	$2,448,820

Liabilities
Current liabilities
Trade and other payables		$165,116	$163,187
Taxes payable	15d	15	17,413
Other financial liabilities	13	40,068	1,159
Other liabilities	12	16,852	14,500
Liabilities associated with assets held for sale	5	21,045	—
		243,096	196,259
Other financial liabilities	13	21,943	—
Provisions	14	134,588	147,304
Other employee benefits		106,429	100,236
Deferred tax liabilities	15b	236,893	189,663
		742,949	633,462

Equity
Share capital	16b	1,020,296	1,020,126
Reserves		51,095	55,097
Retained earnings		700,265	737,940
Equity attributable to owners of the Company		1,771,656	1,813,163
Non-controlling interests	19	210	2,195
		1,771,866	1,815,358
		$2,514,815	$2,448,820

Commitments and contingencies (note 21)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30		June 30
	Note	2012	2011	2012	2011

Revenue	7a	$189,858	$246,823	$376,896	$424,168

Cost of sales
Mine operating costs		116,180	126,064	228,633	220,935
Depreciation and amortization	7b	21,278	27,008	40,113	51,458
		137,458	153,072	268,746	272,393

Gross profit		52,400	93,751	108,150	151,775

Selling and administrative expenses		7,898	9,772	18,057	22,146
Exploration and evaluation		10,679	12,851	23,438	22,559
Other operating income	7d	(324)	(2,240)	(521)	(2,551)
Other operating expenses	7d	3,123	2,606	4,441	4,843
Results from operating activities		31,024	70,762	62,735	104,778
Finance income	7e	(1,817)	(1,793)	(3,866)	(4,124)
Finance expenses	7e	6,723	1,924	8,241	3,466
Other finance losses	7e	26,843	3,263	34,506	3,697
Net finance expense	7e	31,749	3,394	38,881	3,039
(Loss) profit before tax		(725)	67,368	23,854	101,739

Tax expense	15a	29,715	26,276	46,324	44,777
(Loss) profit from continuing operations		(30,440)	41,092	(22,470)	56,962
Loss from discontinued operations (net of taxes)	6	—	(212,970)	—	(213,753)
Loss for the period		(30,440)	(171,878)	(22,470)	(156,791)

Attributable to:
Owners of the Company		(29,604)	(166,919)	(20,480)	(150,122)
Non-controlling interests		(836)	(4,959)	(1,990)	(6,669)
Loss for the period		$(30,440)	$(171,878)	$(22,470)	$(156,791)

(Loss) earnings per share - basic and diluted (note 17)
Continuing operations		$(0.17)	$0.25	$(0.12)	$0.37
Discontinued operations		—	(1.22)	—	(1.29)
Basic and diluted		$(0.17)	$(0.97)	$(0.12)	$(0.92)

Weighted average number of common shares outstanding (note 17):
Basic		171,956,835	171,381,834	171,950,593	163,737,799
Diluted		171,956,835	171,381,834	171,950,593	163,737,799

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Loss for the period	$(30,440)	$(171,878)	$(22,470)	$(156,791)

Other comprehensive income (loss): (note 18)
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	11,333	(3,635)	1,287	(14,379)
Effective portion of change in fair value of cash flow hedges	414	450	(596)	2,440
Change in fair value of available-for-sale financial assets	(31,697)	(21,366)	(37,910)	(12,079)
Tax effect	(110)	2,559	160	822
	(20,060)	(21,992)	(37,059)	(23,196)

Transferred to income statement:
Change in fair value of cash flow hedges	(627)	(164)	(1,284)	(61)
Change in fair value of available-for-sale financial assets	30,996	1,390	33,556	171
Tax effect	156	(145)	321	(36)
	30,525	1,081	32,593	74

Other comprehensive income (loss) net of tax, for the period	10,465	(20,911)	(4,466)	(23,122)
Total comprehensive loss for the period	$(19,975)	$(192,789)	$(26,936)	$(179,913)

Attributable to:
Owners of the Company	(19,236)	(187,813)	(24,951)	(173,290)
Non-controlling interests	(739)	(4,976)	(1,985)	(6,623)
Total comprehensive loss for the period	$(19,975)	$(192,789)	$(26,936)	$(179,913)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819
Total comprehensive (loss) income for the period:
Loss	—	—	—	—	—	(150,122)	(150,122)	(6,669)	(156,791)
Other comprehensive (loss) income (note 18)	—	—	(14,425)	(10,413)	1,670	—	(23,168)	46	(23,122)
Total comprehensive (loss) income	—	—	(14,425)	(10,413)	1,670	(150,122)	(173,290)	(6,623)	(179,913)
Contributions by and distributions to owners
Shares issued on acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	1,385	—	—	—	—	1,385	—	1,385
Stock options exercised	88	(26)	—	—	—	—	62	—	62
Dividends	—	—	—	—	—	(17,152)	(17,152)	—	(17,152)
Total contributions by and distributions to owners	344,968	1,359	—	—	—	(17,152)	329,175	—	329,175

Change in ownership interests in subsidiaries that do not result in a loss of control	24,758	—	—	—	—	(4,185)	20,573	9,446	30,019
Balance, June 30, 2011	1,011,887	25,214	(29,169)	33,152	(234)	760,005	1,800,855	12,245	1,813,100

Total comprehensive income (loss) for the period:
Loss	—	—	—	—	—	(3,773)	(3,773)	(3,024)	(6,797)
Other comprehensive income (loss)	—	—	50,530	(26,991)	2,052	—	25,591	58	25,649
Total comprehensive income (loss)	—	—	50,530	(26,991)	2,052	(3,773)	21,818	(2,966)	18,852

Contributions by and distributions to owners
Share-based payment expense	—	580	—	—	—	—	580	—	580
Stock options exercised	128	(37)	—	—	—	—	91	—	91
Dividends	—	—	—	—	—	(17,194)	(17,194)	—	(17,194)
Total contributions by and distributions to owners	128	543	—	—	—	(17,194)	(16,523)	—	(16,523)

Change in ownership interests in subsidiaries that do not result in a loss of control	8,111	—	—	—	—	(1,098)	7,013	(7,084)	(71)

Balance, December 31, 2011	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2012	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358
Total comprehensive income (loss) for the period:
Loss	—	—	—	—	—	(20,480)	(20,480)	(1,990)	(22,470)
Other comprehensive income (loss) (note 18)	—	—	1,282	(4,354)	(1,399)	—	(4,471)	5	(4,466)
Total comprehensive income (loss)	—	—	1,282	(4,354)	(1,399)	(20,480)	(24,951)	(1,985)	(26,936)

Contributions by and distributions to owners
Share-based payment expense	—	522	—	—	—	—	522	—	522
Stock options exercised	170	(53)	—	—	—	—	117	—	117
Dividends	—	—	—	—	—	(17,195)	(17,195)	—	(17,195)
Total contributions by and distributions to owners	170	469	—	—	—	(17,195)	(16,556)	—	(16,556)
Balance, June 30, 2012	$1,020,296	$26,226	$22,643	$1,807	$419	$700,265	$1,771,656	$210	$1,771,866

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30		June 30
	Note	2012	2011	2012	2011
Cash generated from (used in) operating activities:
Loss for the period		$(30,440)	$(171,878)	$(22,470)	$(156,791)
Loss from discontinued operations		—	(212,970)	—	(213,753)
Profit (loss) from continuing operations		(30,440)	41,092	(22,470)	56,962
Tax expense		29,715	26,276	46,324	44,777
Items not affecting cash:
Depreciation and amortization	7b	21,478	27,200	40,509	51,759
Share-based payment expense	7c	(590)	1,721	1,040	2,568
Net finance costs		1,590	155	1,059	(572)
Change in fair value of derivatives		1,445	781	1,876	238
Change in taxes receivable/payable		31,279	(11,711)	54,130	26,658
Items reclassified from other comprehensive income	18	30,369	1,226	32,272	110
Impairment and mark-to-market losses	7e	1,660	747	4,420	899
Gain on disposition		(89)	(2,777)	(76)	(2,427)
Other		2,290	(5,179)	3,428	(6,369)
Operating cash flows of discontinued operations		—	(68)	—	(423)
Taxes paid		(22,569)	(17,637)	(54,129)	(70,491)
Operating cash flows before change in non-cash working capital		66,138	61,826	108,383	103,689
Change in non-cash working capital	22	(24,942)	20,174	(95,460)	(29,033)
		41,196	82,000	12,923	74,656
Cash generated from (used in) investing activities:
Interest received		1,439	1,800	3,477	4,464
Proceeds on disposition of assets		—	2,906	—	2,906
Acquisition of property, plant and equipment		(96,969)	(49,684)	(174,633)	(89,721)
Acquisition of intangible assets		(360)	(2,140)	(1,195)	(3,921)
Acquisition of investments		—	(4,170)	(5,096)	(31,805)
Acquisition of subsidiary, net of cash acquired		—	—	—	(94,855)
Release of restricted cash		—	22	—	299

Sale of short-term investments		—	20,118	—	20,118
Acquisition of non-controlling interests		—	—	—	(9,156)
Investing cash flows of discontinued operations		—	(3,395)	—	(7,163)
Peruvian sales tax paid on capital expenditures		(6,058)	—	(9,279)	—
		(101,948)	(34,543)	(186,726)	(208,834)
Cash generated from (used in) financing activities:
Share issue costs		—	—	—	(237)
Proceeds from exercise of stock options		40	37	118	62
Dividends paid	16b	—	—	(17,195)	(17,152)
		40	37	(17,077)	(17,327)
Effect of movement in exchange rates on cash and cash equivalents		69	(1,115)	1,864	(2,478)
Net (decrease) increase in cash and cash equivalents		(60,643)	46,379	(189,016)	(153,983)
Cash and cash equivalents, beginning of period		770,704	701,331	899,077	901,693
Cash and cash equivalents, end of period		$710,061	$747,710	$710,061	$747,710

For supplemental information, see note 22.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

1.                   Reporting entity

HudBay Minerals Inc. (the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2012 represent the financial position and results of operations of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HudBay Peru Inc. (“Hudbay Peru”) (previously named Norsemont Mining Inc.), HudBay Peru S.A.C. and HudBay Metal Marketing Inc. (“HMMI”).

Hudbay is a Canadian integrated mining company with shares listed under the symbol “HBM” on the Toronto and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal, and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan and a copper project in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved these condensed consolidated interim financial statements on August 14, 2012.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(c)               Use of judgment:

The preparation of the condensed consolidated interim financial statements in conformity with IAS 34 requires the Group to make judgments, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgment include acquisition method accounting; taxes; in process inventory quantities and provision for inventory obsolescence; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; determining whether assets meet criteria for classification as held for sale, and, recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; and determination of functional currency.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; acquisition method accounting; estimates of fair value of financial instruments; taxes; in-process inventory quantities and provision for inventory obsolescence; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets, assessment of impairment, including the determination of recoverable amount; pensions and other employee benefits; decommissioning, restoration and similar liabilities; contingent liabilities; and assaying used to determine revenue.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2011.

As required by the IASB, effective January 1, 2012 the Group adopted the following amendments to IFRS:

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3, Business Combinations assuming the acquirer subsequently measures these assets applying the fair value model. The Group’s adoption of these amendments had no material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

This amendment requires disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

4.                   New standards and interpretations not yet adopted

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements and provides a single model to be applied in the control analysis for all investees. The Group intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The Group intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group intends to adopt IAS 28 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 7 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group intends to adopt IAS 1 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IAS 19 Employee Benefits - this amended version of the standard revises certain aspects of the accounting for pension plans and other benefits. The Group intends to adopt IAS 19 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group intends to adopt IFRIC 20 in its financial statements for the annual period beginning on January 1, 2013. IFRIC 20 does not currently impact the consolidated financial statements as the Group does not have any surface mines.

5.                   Assets held for sale

Balmat

At June 30, 2012, the Group was in advanced discussions with a third party regarding a sale of Balmat, its mine and metallurgical complex in New York, and concluded it met criteria for classification as an asset held for sale at that time. As at June 30, 2012, the fair value less costs to sell exceeded Hudbay’s carrying value of the Balmat net assets prior to classification as an asset held for sale. The Group determined the fair value less costs to sell, based on an offer received from a third party. Balmat is reported within the Other operating segment.

As at June 30, 2012, the major classes of assets and liabilities of Balmat were as follows:

Assets
Current assets	$429
Non-current inventory	777
Restricted cash	1,694
Property, plant and equipment	2,590
Assets held for sale	$5,490
Liabilities
Trade and other payables	$(195)
Provisions - decommissioning and restoration liabilities	(20,850)
Liabilities associated with assets held for sale	$(21,045)
Net assets (liabilities) held for sale	$(15,555)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

6.                   Discontinued operations

On September 9, 2011, Hudbay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Hudbay acquired the Fenix project in August 2008, through an acquisition of all of the issued and outstanding common shares of HMI Nickel Inc. (formerly Skye Resources Inc.). Pursuant to the terms of the agreement with the Solway Group, Hudbay received US$140 million in cash at closing and, if Solway successfully develops the project and certain conditions are satisfied, will receive an additional US$30 million upon the occurrence of such events. The Group has presented the results of the Fenix project as discontinued operations for the comparative period. At June 30, 2012, no additional consideration was received.

The following summarizes results from discontinued operations:

	Three months ended	Six months ended
	June 30	June 30
	2011	2011
Expenses	$(301)	$(1,082)
Tax benefit	70	68
	(231)	(1,014)
Loss on remeasurement to fair value less costs to sell	(212,739)	(212,739)
Loss from discontinued operations	$(212,970)	$(213,753)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

7.                   Revenue and expenses

(a)              Revenue:

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Copper	$92,981	$137,127	$189,730	$215,063
Zinc	49,580	40,357	105,860	82,102
Gold	45,913	40,981	79,396	58,730
Silver	5,705	8,816	11,931	12,956
Zinc oxide	—	25,662	—	50,466
Other	1,916	4,113	3,186	20,506
	196,095	257,056	390,103	439,823
Less: treatment and refining charges	(6,237)	(10,233)	(13,207)	(15,655)
	$189,858	$246,823	$376,896	$424,168

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges of foreign exchange and zinc price risk. For the three and six months ended June 30, 2012, revenues from zinc sales included gains of $627 and $1,284, respectively (three and six months ended June 30, 2011 — gains of $164 and $61, respectively) from the hedging reserve (notes 18 and 20b).

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Total depreciation and amortization presented in:
Cost of sales	$21,278	$27,008	$40,113	$51,458
Selling and administrative expenses	200	192	396	301
	$21,478	$27,200	$40,509	$51,759

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(c)               Share-based payment and expense

				Total
	Equity-settled	Cash-settled		share-based
	Stock			payment
	Options	RSUs	DSUs	expense
Three months ended June 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$(83)	$—	$(83)
Selling and administrative expenses	256	(157)	(635)	(536)
Other operating expenses	—	36	—	36
Exploration and evaluation	—	(7)	—	(7)
	$256	$(211)	$(635)	$(590)
Six months ended June 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$251	$—	$251
Selling and administrative expenses	522	393	(173)	742
Other operating expenses	—	41	—	41
Exploration and evaluation	—	6	—	6
	$522	$691	$(173)	$1,040

Three months ended June 30, 2011
Share-based payment expense presented in:
Cost of sales	$9	$212	$—	$221
Selling and administrative expenses	693	865	(74)	1,484
Other operating expenses	—	13	—	13
Exploration and evaluation	—	3	—	3
	$702	$1,093	$(74)	$1,721
Six months ended June 30, 2011
Share-based payment expense presented in:
Cost of sales	$25	$313	$—	$338
Selling and administrative expenses	1,360	1,084	(231)	2,213
Other operating expenses	—	5	—	5
Exploration and evaluation	—	12	—	12
	$1,385	$1,414	$(231)	$2,568

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(d)              Other operating income and expenses

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Other operating income
Net gain on sale of property, plant and equipment	$(170)	$(72)	$(157)	$(423)
Gain on sale of White Pine Copper Refinery	—	(1,999)	—	(1,999)
Other income	(154)	(169)	(364)	(129)
	(324)	(2,240)	(521)	(2,551)

Other operating expenses
Cost of non-producing properties	3,082	2,592	4,372	4,821
Other expenses	41	14	69	22
	$3,123	$2,606	$4,441	$4,843

In June 2011, the Group disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(e)               Finance income and expenses

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Finance income
Interest income	$(1,817)	$(1,791)	$(3,866)	$(4,113)
Other finance income	—	(2)	—	(11)
	(1,817)	(1,793)	(3,866)	(4,124)
Finance expenses
Other finance expenses	5,932	1,053	6,685	1,745
Unwinding of discounts on provisions	791	871	1,556	1,721
	6,723	1,924	8,241	3,466

Other finance losses
Net foreign exchange (gains) losses	(5,999)	1,263	(3,456)	3,718
Ineffective losses (gains) on cash flow hedges	186	(137)	(14)	(210)
Change in fair value of financial assets and liabilities at fair value through profit loss:
Classified as held-for-trading	1,660	747	1,724	899
Remeasurement to fair value of existing interest in Hudbay Peru
Recognized in the income statement	—	—	—	(881)
Reclassified from equity	—	—	—	(1,219)
Net loss from impairment of receivables	—	—	2,696	—
Net loss reclassified from equity on impairment of available-for-sale investments (note 18)	30,996	1,390	33,556	1,390
	26,843	3,263	34,506	3,697
Net finance expense	$31,749	$3,394	$38,881	$3,039

Other finance expenses for the three months ended June 30, 2012 relates mainly to amounts associated with efforts to arrange financing for the development projects.

During the three and six months ended June 30, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $30,996 and $33,556, respectively, from the available-for-sale reserve within equity to the income statement.

During the six months ended June 30, 2012, the Group recognized an impairment loss of $2,696 related to a non-trade receivable which management does not expect to subsequently recover.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

8.                   Trade and other receivables

	Jun. 30, 2012	Dec. 31, 2011
Current
Trade receivables	$50,518	$27,405
Embedded derivatives - provisional pricing	(4,030)	(1,407)
Statutory receivables	7,291	8,325
Other receivables	1,107	6,063
	54,886	40,386
Less: allowance for bad debts	—	(77)
	54,886	40,309
Non-current
Statutory receivables - Peruvian sales tax	14,715	5,212

Total	$69,601	$45,521

9.                   Inventories

	Jun. 30, 2012	Dec. 31, 2011
Current
Work in progress	$20,363	$4,362
Finished goods	30,047	58,730
Materials and supplies	15,681	14,058
	66,091	77,150
Non-current
Materials and supplies	5,509	5,721

Total	$71,600	$82,871

During the six months ended June 30, 2012, the Group recognized an expense of $15,322 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (three months ended June 30, 2012 - $6,744). For zinc inventories sold during the period, the related cost of sales were $13,818 less than they would have been had write-downs not been recognized (three months ended June 30, 2012 - $8,607). As a result, for the six months ended June 30, 2012, the net impact on cost of sales, related to zinc inventory write-downs, was an increase of $1,504 (three months ended June 30, 2012 — decrease of $1,863).

In addition, the cost of inventories recognized as an expense and included in cost of sales amounted to $95,284 and $187,059 for the three and six months ended June 30, 2012, respectively, (three and six months ended June 30, 2011 - $97,304 and $174,265, respectively).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

10.            Other financial assets

	Jun. 30, 2012	Dec. 31, 2011

Current
Derivative assets	$994	$3,112

Non-current
Available-for-sale investments	64,434	98,279
Investments at fair value through profit or loss	1,397	2,090
Derivative assets	151	132
Restricted cash	—	1,692
	65,982	102,193
	$66,976	$105,305

Derivative assets

Derivative assets consist of cash flow hedges and non-hedge derivatives. See note 20b for further descriptions of the Group’s cash flow hedges and non-hedge derivatives.

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the quarter, the Group recognized impairment losses on available-for-sale investments (note 7e).

The following table summarizes the change in available-for-sale investments:

Balance, January 1, 2011	$104,990
Additions	34,422
Increase from remeasurement to fair value	9,287
Reclassification upon acquisition of control of Hudbay Peru	(5,164)
Balance, March 31, 2011	143,535
Additions	8,383
Decrease from remeasurement to fair value (note 18)	(21,366)
Balance, June 30, 2011	130,552
Additions	4,766
Decrease from remeasurement to fair value	(37,039)
Balance, December 31, 2011	98,279
Additions	4,065
Decrease from remeasurement to fair value	(6,213)
Balance, March 31, 2012	96,131
Decrease from remeasurement to fair value (note 18)	(31,697)
Balance, June 30, 2012	$64,434

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at June 30, 2012, the Group had outstanding letters of credit in the amount of $64,470 (December 31, 2011 - $61,954). Restricted cash of $1,694 was reclassified to assets held for sale (note 5).

11.            Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Jun. 30, 2012	Cost	amortization	amount

Exploration and evaluation assets	$33,220	$—	$33,220
Capital works in progress	1,018,948	(627)	1,018,321
Mine development	388,083	(321,913)	66,170
Plant and equipment	586,380	(277,819)	308,561
	$2,026,631	$(600,359)	$1,426,272

		Accumulated
		depreciation and	Carrying
Dec. 31, 2011	Cost	amortization	amount
Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(308,235)	70,100
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(576,026)	$1,203,045

As at March 31, 2012, the Group determined that the Reed copper project reached the end of the exploration and evaluation phase. At that time, the Group had completed a pre-feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the project will be developed into a mine. Effective April 1, 2012, the carrying value of exploration and evaluation assets related to the Reed project was reclassified to capital works in progress, and the Group is capitalizing subsequent costs to develop the project.

12.            Other liabilities

	Jun. 30, 2012	Dec. 31, 2011
Current portion of
Pension obligations	$6,580	$6,553
Other employee benefits	3,537	3,513
Provisions (note 14)	6,735	4,434
	$16,852	$14,500

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

13.            Other financial liabilities

	Jun. 30, 2012	Dec. 31, 2011

Current
Derivative liabilities	$1,532	$1,159
Other financial liabilities at amortized cost	38,536	—
	40,068	1,159

Non-current
Other financial liabilities at amortized cost	21,943	—
	$62,011	$1,159

In March 2012, Hudbay entered into two agreements with communities near the Constancia project in Peru pursuant to which Hudbay acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of fifteen years. The Group recognized a liability of $63,910 and recognized a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. In June 2012, Hudbay entered into an additional agreement with one of the communities near the Constancia project, which allows the Group to carry out exploration and evaluation activities in the area for a minimum period of three years. The Group recognized the related liability of $2,292 and recognized a corresponding exploration and evaluation expense. These amounts represent the fair value of the financial liabilities upon initial recognition of each liability, which the Group determined using a discounted cash flow analysis based on expected cash flows and a credit-adjusted discount rate. In making this determination, the Group applied estimates in determining the appropriate discount rate, as well as the timing and amount of future cash flows under the agreements. Subsequent to initial recognition, the Group measures such liabilities at amortized cost using the effective interest method.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

14.            Provisions

	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Jun. 30, 2012
Current (note 12)	$1,506	$2,241	$1,320	$1,668	$6,735
Non-current	132,489	—	2,098	1	134,588
	$133,995	$2,241	$3,418	$1,669	$141,323
Dec. 31, 2011
Current (note 12)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

15.            Income and mining taxes

(a)              Tax expense:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Tax expense based on:
Current:
Taxable income	$(2,116)	$16,185	$117	$23,570
Taxable mining profits	8,698	13,163	15,173	20,263
Adjustments in respect of prior years	(16,212)	—	(16,212)	—
	(9,630)	29,348	(922)	43,833
Deferred:
Income taxes - origination and reversal of temporary difference	13,371	(2,126)	21,268	1,957
Mining taxes - origination and reversal of temporary difference	2,297	253	2,301	704
Peruvian mining tax - origination and reversal of temporary difference	5,726	—	5,726	—
Benefit arising from previously unrecognized tax loss, or temporary difference	—	(1,199)	—	(1,717)
Adjustments in respect of prior years	17,951	—	17,951	—
	39,345	(3,072)	47,246	944

	$29,715	$26,276	$46,324	$44,777

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

	Jun. 30, 2012	Dec. 31, 2011
Deferred income tax asset	$13,062	$12,277
Deferred mining tax asset - Canada	—	1,063
	13,062	13,340

Deferred income tax liability	(210,681)	(170,381)
Deferred mining tax liability - Canada	(1,204)	—
Deferred mining tax liability - Peru	(25,008)	(19,282)
	(236,893)	(189,663)

Net deferred tax liability balance, end of period	$(223,831)	$(176,323)

(c)               Changes in deferred tax assets and liabilities:

	Six months ended
	June 30
	2012	2011
Net deferred tax (liability) asset balance, beginning of period	$(176,323)	$8,104
Deferred tax expense	(47,246)	(944)
OCI transactions (note 18)	—	1,495
Purchase price adjustment	—	(127,461)
Foreign currency translation on Hudbay Peru deferred tax liability	(262)	1,386
Other	—	41

Net deferred tax liability balance, end of period	$(223,831)	$(117,379)

(d)              Taxes receivable/taxes payable:

The timing of payments results in significant variances in year-to-year comparisons of the tax receivable and tax payable balances. In addition, as a result of the positive tax ruling from the Canada Revenue Agency with respect to the “New Mine” status for the Lalor project for income tax purposes, the Group recognized an increase in taxes receivable due to income tax credits (“ITCs) recorded of $14,415 and a reduction of prior year taxes owing of $18,196 as a result of accelerated depreciation of prior year tax pools.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

16.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2012		Dec. 31, 2011
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of period	171,937,665	$1,020,126	149,431,339	$642,161
Exercise of stock options	26,955	170	30,622	216
Share issue costs, net of tax	—	—	—	(239)
Issued - acquisition of Hudbay Peru	—	—	20,372,986	345,119
Issued - acquisition of non-controlling interest	—	—	2,102,718	32,869

Balance, end of period	171,964,620	$1,020,296	171,937,665	$1,020,126

In the period, the Company declared a semi-annual dividend of $0.10 per share on March 7, 2012. The dividend, which totaled $17,195, was paid on March 30, 2012 to shareholders of record as of March 20, 2012.

The Company declared a semi-annual dividend of $0.10 per share on August 14, 2012. The dividend will be paid on September 28, 2012 to shareholders of record on September 14, 2012 and is expected to total $17,196.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

17.            Earnings per share data

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Weighted average common shares outstanding
Basic	171,956,835	171,381,834	171,950,593	163,737,799
Plus net incremental shares from assumed conversion: stock options	258,117	612,037	314,610	684,154
Diluted weighted average common shares outstanding	172,214,952	171,993,871	172,265,203	164,421,953

The determination of the diluted weighted-average number of common shares excludes 2,342,964 and 1,765,181 shares related to stock options that were anti-dilutive for the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 - 685,543 and 490,926 shares, respectively).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares, as if the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three and six months ended June 30, 2012, the Group calculated diluted loss per share using 171,956,835 common shares and 171,950,593 common shares, respectively. For the three and six months ended June 30, 2011, the Group calculated diluted loss per share using 171,381,834 common shares and 163,737,799 common shares, respectively, except for profit from continuing operations per share.

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

(Loss) profit from continuing operations attributable to:
Owners of the Company	$(29,604)	$42,541	$(20,480)	$60,117
Non-controlling interests	(836)	(1,449)	(1,990)	(3,155)
	$(30,440)	$41,092	$(22,470)	$56,962

Loss from discontinued operations attributable to:
Owners of the Company	$—	$(209,460)	$—	$(210,239)
Non-controlling interests	—	(3,510)	—	(3,514)
	$—	$(212,970)	$—	$(213,753)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

18.            Other comprehensive income (loss) (“OCI”)

	Three months ended Jun. 30, 2012			Three months ended Jun. 30, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax

Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$11,333	$—	$11,333	$(3,635)	$—	$(3,635)

Available-for-sale
Change in fair value of available-for-sale investments	(31,697)	—	(31,697)	(21,366)	2,687	(18,679)
Transfer to income statement on impairment of investments (note 7e)	30,996	—	30,996	1,390	(174)	1,216
	(701)	—	(701)	(19,976)	2,513	(17,463)

Cash flow hedge
Effective portion of change in fair value of cash flow hedges	414	(110)	304	450	(128)	322
Transfer to income statement as hedged transactions occurred	(627)	156	(471)	(164)	29	(135)
	(213)	46	(167)	286	(99)	187
Total OCI (loss)	$10,419	$46	$10,465	$(23,325)	$2,414	$(20,911)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

	Six months ended Jun. 30, 2012			Six months ended Jun. 30, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax

Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$1,287	$—	$1,287	$(14,379)	$—	$(14,379)

Available-for-sale
Change in fair value of available-for-sale investments	(37,910)	—	(37,910)	(12,079)	1,516	(10,563)
Transfer to income statement on impairment of investments (note 7e)	33,556	—	33,556	1,390	(174)	1,216
Transfer to income statements on sale of investments	—	—	—	(1,219)	153	(1,066)
	(4,354)	—	(4,354)	(11,908)	1,495	(10,413)
Cash flow hedges

Effective portion of change in fair value of cash flow hedges	(596)	160	(436)	2,440	(694)	1,746
Transfer to income statements as hedged transactions occurred	(1,284)	321	(963)	(61)	(15)	(76)
	(1,880)	481	(1,399)	2,379	(709)	1,670
Total OCI (loss)	$(4,947)	$481	$(4,466)	$(23,908)	$786	$(23,122)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Revenue	$627	$164	$1,284	$61
Other finance losses	(30,996)	(1,390)	(33,556)	(171)
Tax expense	(156)	145	(321)	36
	$(30,525)	$(1,081)	$(32,593)	$(74)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

19.            Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the disposition, the Group is no longer required to account for the related non-controlling interest.

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south. Hudbay has control over the project and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

The Group acquired 90.5% of Hudbay Peru on March 1, 2011 and increased its ownership throughout 2011, resulting in a 100% ownership interest as at December 31, 2011.

		Back Forty	Reed
	CGN	Project	Project	Hudbay Peru	Total

Balance, January 1, 2011	$1,129	$8,030	$263	$—	$9,422
Share of assets acquired	—	—	—	9,446	9,446
Share of OCI	—	(142)	—	188	46
Share of net (loss) income	(3,514)	(2,378)	(800)	23	(6,669)
Balance, June 30, 2011	(2,385)	5,510	(537)	9,657	12,245
Acquisition of non-controlling interest	—	—	—	(9,469)	(9,469)
Disposition of subsidiary	2,385	—	—	—	2,385
Share of OCI	—	246	—	(188)	58
Share of net loss	—	(2,663)	(361)	—	(3,024)
Balance, December 31, 2011	—	3,093	(898)	—	2,195
Share of OCI	—	5	—	—	5
Share of net loss	—	(1,552)	(438)	—	(1,990)
Balance, June 30, 2012	$—	$1,546	$(1,336)	$—	$210

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

20.            Financial instruments

(a)               Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Jun. 30, 2012		Dec. 31, 2011
	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets
Loans and receivables
Cash and cash equivalents (1)	$710,061	$710,061	$899,077	$899,077
Restricted cash(1)	—	—	1,692	1,692
Trade and other receivables(1) (2)	51,625	51,625	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives(3)	(4,030)	(4,030)	(1,407)	(1,407)
Non-hedge derivative assets(3)	360	360	36	36
Investments at FVTPL(4)	1,397	1,397	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets(3)	785	785	3,076	3,076
Available-for-sale
Available-for-sale investments(4)	64,434	64,434	98,279	98,279
	824,632	824,632	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables(1) (2)	158,473	158,473	158,708	158,708
Other financial liabilities(5)	65,282	60,479	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives(3)	334	334	35	35
Non-hedge derivative liabilities(3)	1,532	1,532	1,159	1,159
	225,621	220,818	159,902	159,902
Net financial assets	$599,011	$603,814	$876,332	$876,332

(1)                Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(2)                Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

(3)                Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

(4)                Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

(5)                These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13).  Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:                           Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:                           Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:                         Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(4,030)	$—	$(4,030)
Non-hedge derivatives	—	360	—	360
Investments at FVTPL	—	1,397	—	1,397
Hedging derivatives	—	785	—	785
Available-for-sale investments	62,434	—	2,000	64,434
	62,434	(1,488)	2,000	62,946
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	334	—	334
Non-hedge derivatives	—	1,532	—	1,532
	$—	$1,866	$—	$1,866

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,407)	$—	$(1,407)
Non-hedge derivatives	—	36	—	36
Investments at FVTPL	—	2,090	—	2,090
Hedging derivatives	—	3,076	—	3,076
Available for sale investments	94,279	—	4,000	98,279
	94,279	3,795	4,000	102,074
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	35	—	35
Non-hedge derivatives	—	1,159	—	1,159
	$—	$1,194	$—	$1,194

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

(b)              Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At June 30, 2012, the Group held contracts for forward zinc purchases of 20,123 tonnes (December 31, 2011 - 8,011 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,879 to US$1,918 per tonne (December 31, 2011 - US$1,757 to US$2,209), and settlement dates extended out up to January 2014.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 18, and the ineffective portion recognized in other finance gains and losses in the income statements is presented in note 7e. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 18.

The following tables summarize the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

		Weighted	Fair value of	Expected
		average	derivative	cash
June 30, 2012	Quantity	price	asset	flows

Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	1,830	2,220	$654	$654

Foreign currency swaps - sell US$/buy C$
	C$	C$/US$
Maturing between 0 to 12 months	2,900	1.0668	$131	$131

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

		Weighted	Fair value of	Expected
		average	derivative	cash
December 31, 2011	Quantity	price	asset	flows
Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	7,320	2,220	$2,564	$2,564

Foreign currency swaps - sell US$/buy C$
	C$	C$/US$
Maturing between 0 to 12 months	11,600	1.0668	$512	$512

(c)               Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2012, the Group’s net position consisted of contracts awaiting final pricing for sales of 14,127 tonnes of copper (six months ended June 30, 2011 - 12,105 tonnes), purchases of 4,532 tonnes of zinc (six months ended June 30, 2011 - 5,960 tonnes), sales of 21,410 ounces of gold (six months ended June 30, 2011 - 18,587 ounces) and sales of 162,471 ounces of silver six months ended June 30, 2011 - 187,545 ounces).

As at June 30, 2012, our provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.49/lb (2011 - US$4.27/lb), US$1,603.94/oz (2011 - US$1,502.30/oz) and US$27.59/oz (2011 - US$34.81/oz), respectively.

21. Commitments and contingencies

As at June 30, 2012, the Group had outstanding capital commitments of approximately $103,814 primarily related to its Lalor and Reed projects, of which approximately $39,398 cannot be terminated by the Group; and approximately $156,110 related to its Constancia project, of which approximately $38,501 cannot be terminated by the Group.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

22.            Supplementary cash flow information

(a)              Change in non-cash working capital:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Change in:
Trade and other receivables	$38,090	$33,616	$(12,536)	$56,601
Inventories	6,551	9,459	8,347	(329)
Prepaid expenses and other current assets	4,306	(1,024)	5,066	(897)
Trade and other payables	(27,280)	(3,279)	(25,344)	(27,441)
Change in taxes payable/receivable	(31,279)	11,711	(54,130)	(26,658)
Taxes - ITC	(15,820)	(1,758)	(16,851)	(2,471)
Provisions and other liabilities	490	(28,551)	(12)	(27,838)
	$(24,942)	$20,174	$(95,460)	$(29,033)

(b)              Non-cash transactions:

During the six months ended June 30, 2012, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized property, plant and equipment of $63,910 and recognized financial liabilities of $65,972 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at June 30, 2012, led to increases in related assets of $6,661 primarily as a result of discount rate changes. For the six months ended June 30, 2011, such remeasurements led to increases in property, plant and equipment of $173.

•                      Property, plant and equipment included $57,058 of additions which were not yet paid as at June 30, 2012 (December 31, 2011 - $23,964). These purchases will be reflected in the statements of cash flows in the periods payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

23.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, Hudbay Chile, Hudbay Colombia and Hudbay Panama. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Balmat mine suspended operations in August 2008, and Hudbay reclassified the assets and liabilities of the segment to assets held for sale at June 30, 2012 (note 5). The Michigan segment suspended exploration and evaluation activities in July 2012. The Group previously disclosed HMI Nickel as a segment; however, upon selling the Fenix project in September 2011 (note 6), Hudbay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended June 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$189,858	$—	$—	$—	$189,858
Cost of sales - mine operating costs	116,180	—	—	—	116,180
Cost of sales - depreciation and amortization	21,278	—	—	—	21,278
Gross profit	52,400	—	—	—	52,400
Selling and administrative expenses	414	8	—	7,476	7,898
Exploration and evaluation	2,191	5,149	2,847	492	10,679
Other operating income	(210)	(24)	—	(90)	(324)
Other operating expenses	274	1,027	1,822	—	3,123

Results from operating activities	$49,731	$(6,160)	$(4,669)	$(7,878)	$31,024
Finance income					(1,817)
Finance expenses					6,723
Other finance losses					26,843
Loss before tax					(725)
Tax expense					29,715
Loss from continuing operations					(30,440)
Loss from discontinued operations					—
Loss for the period					$(30,440)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

Three months ended June 30, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$246,823	$—	$—	$—	$246,823
Cost of sales- mine operating costs	126,064	—	—	—	126,064
Cost of sales - depreciation and amortization	27,008	—	—	—	27,008
Gross profit	93,751	—	—	—	93,751
Selling and administrative expenses	598	—	—	9,174	9,772
Exploration and evaluation	5,647	3,535	3,669	—	12,851
Other operating income	(2,238)	—	—	(2)	(2,240)
Other operating expenses	631	551	1,424	—	2,606
Results from operating activities	$89,113	$(4,086)	$(5,093)	$(9,172)	$70,762
Finance income					(1,793)
Finance expenses					1,924
Other finance losses					3,263
Profit before tax					67,368
Tax expense					26,276
Profit from continuing operations					41,092
Loss from discontinued operations					(212,970)
Loss for the period					$(171,878)

Six months ended June 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$376,896	$—	$—	$—	$376,896
Cost of sales - mine operating costs	228,633	—	—	—	228,633
Cost of sales - depreciation and amortization	40,113	—	—	—	40,113
Gross profit	108,150	—	—	—	108,150
Selling and administrative expenses	775	9	—	17,273	18,057
Exploration and evaluation	9,648	7,679	5,356	755	23,438
Other operating income	(294)	(24)	(4)	(199)	(521)
Other operating expenses	181	2,333	1,927	—	4,441
Results from operating activities	$97,840	$(9,997)	$(7,279)	$(17,829)	$62,735
Finance income					(3,866)
Finance expenses					8,241
Other finance losses					34,506
Profit before tax					23,854
Tax expense					46,324
Loss from continuing operations					(22,470)
Loss from discontinued operations					—
Loss for the period					$(22,470)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

June 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,059,394	$853,679	$23,025	$578,717	$2,514,815
Total liabilities	438,559	266,909	21,528	15,953	742,949
Property, plant and equipment	657,129	745,996	20,012	3,135	1,426,272

Six months ended June 30, 2012

Additions to property, plant and equipment(1):	$111,726	$62,529	$221	$157	$174,633
Additions to other non-current assets (intangibles)	1,195	—	—	—	1,195

(1) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 22.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

Six months ended June 30, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$424,168	$—	$—	$—	$424,168
Cost of sales - mine operating costs	220,935	—	—	—	220,935
Cost of sales - depreciation and amortization	51,458	—	—	—	51,458
Gross profit	151,775	—	—	—	151,775
Selling and administrative expenses	1,281	—	—	20,865	22,146
Exploration and evaluation	12,758	3,718	6,062	21	22,559
Other operating income	(2,551)	—	—	—	(2,551)
Other operating expenses	1,759	1,100	1,984	—	4,843
	$138,528	$(4,818)	$(8,046)	$(20,886)	$104,778
Finance income					(4,124)
Finance expenses					3,466
Other finance losses					3,697
Profit before tax					101,739
Tax expense					44,777
Profit from continuing operations					56,962
Loss from discontinued operations					(213,753)
Loss for the period					$(156,791)

December 31, 2011

Total assets(1)	$1,011,146	$722,870	$23,040	$691,764	$2,448,820
Total liabilities(1)	436,659	154,903	20,864	21,036	633,462
Property, plant and equipment(1)	588,775	588,532	19,773	5,965	1,203,045

Six months ended June 30, 2011

Additions to property, plant and equipment(2):
- continuing operations	$82,210	$4,884	$200	$2,427	$89,721
- discontinued operations	—	—	7,163	—	7,163
Additions to other non-current assets (intangibles)	3,921	—	—	—	3,921

(1) Other includes amounts related to discontinued operations.

(2) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 22.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2012

24.            Subsequent Events

Precious Metal Royalty Stream

The Group has entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group will receive aggregate upfront deposit payments of US$750 million against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at Constancia, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life.  The stream transaction also includes delivery of 100% of payable silver from the Constancia project. US$500 million of the upfront payments will be paid on closing, which is subject to customary conditions and is expected to occur in the third quarter of 2012. The remaining US$250 million will be due in two equal installments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at Constancia. The stream transaction does not include gold production at Constancia, precious metals production from the Group’s Lalor project or the Group’s land package in Peru outside of the Constancia and Pampacancha deposits. Along with the upfront payments, for gold and silver delivered to Silver Wheaton, Hudbay will receive the lesser of the market price and US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

Approval of Constancia copper mine

On August 8, 2012, the Group’s Board of Directors approved the development and construction of the wholly owned Constancia copper mine in Peru. The capital cost estimate for the project is estimated to be US$1.5 billion. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.